Exhibit 99.4

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

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Ballot for the Extraordinary General Meeting

to Be Held on February 27, 2018

(or any adjourned meeting thereof)

I/We ________________________ of ______________________________________, being the registered holder of ___________________________________ common shares1, par value US$0.0001 per share, of NQ Mobile Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	The special resolution as set out in the Notice of the Extraordinary General Meeting regarding the approval of the change of the legal name of the Company from “NQ Mobile Inc.” to “Link Motion Inc.,” and change of the ticker of the Company from “NQ” to “LKM,” as previously approved by the Company’s directors.
2.	The special resolution as set out in the Notice of the Extraordinary General Meeting regarding the approval of an amendment to the Sixth Amended and Restated Memorandum of Association and the Sixth Amended and Restated Articles of Association, each as amended, supplemented or restated from time to time, by changing the references to the name of the Company from “NQ Mobile Inc.” to “Link Motion Inc.” in its entirety, as previously approved by the Company’s directors.

Signature(s) [3]

[1]	Please insert the number and class (i.e., Class A or Class B) of common shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.